U U U U

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )

Entercom Communications Corp. (Name of Issuer)

Class A Common Stock, par value $0.01 per share (Title of Class of Securities)

     293639100 (CUSIP Number)

July 1, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 293639100 Page 2 of 5

1.	NAME OF REPORTING PERSON.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Edwin R. Boynton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares	5.	Sole Voting Power	520,000
Beneficially Owned By
Each Reporting Person	6.	Shared Voting Power	1,973,598
With
	7.	Sole Dispositive Power	520,000

	8.	Shared Dispositive Power	1,973,598

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,493,598

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.46%

12. TYPE OF REPORTING PERSON (See Instructions)

                   IN

CUSIP No. 293639100 Page 3 of 5

Explanatory Note: All shares reflected on this Schedule 13G are beneficially owned by the reporting person as a trustee of six trusts. As of July 1, 2003, the reporting person became a successor co-trustee to four of these trusts. The original co-trustee that he replaced filed a Schedule 13G reflecting beneficial ownership of shares held by these trusts on February 15, 2000. Since the filing of Amendment 3 to that Schedule 13G on February 11, 2003 reflecting beneficial ownership of 1,973,598 shares, there have been no changes in the number of shares held by each of these four trusts. The reporting person is also the sole trustee of two recently formed trusts which own an aggregate of 520,000 shares that were gifted to the trusts in January 2009.

Item 1. Issuer Information (a) Name of Issuer:

Entercom Communications Corp.

(b) Address of Issuer's Principal Executive Offices:

Entercom Communications Corp. 401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004

Item 2. Reporting Persons Information (a) Name of Person Filing:

Edwin R. Boynton

(b) Address of Principal Business Office or, if none, Residence

Stradley Ronon Stevens & Young, LLP Attention: Edwin R. Boynton Great Valley Corporate Center 30 Valley Stream Parkway Malvern, PA 19355-1481

(c) Citizenship

United States of America

(d) Title of Class of Securities

                             Class A Common Stock, par value $0.01 per share

(e) CUSIP Number

                             293639100

CUSIP No. 293639100                                                                                                                Page 4 of 5

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           Not applicable.

Item 4.           Ownership

             (a)         Amount Beneficially Owned: ..............................................................................2,493,598

             (b)         Percent of Class: ....................................................................................................8.46%

             (c)         Number of shares as to which such person has:

                         (i)      sole power to vote or to direct the vote: 520,000
                         (ii)     shared power to vote or to direct the vote: 1,973,598
                         (iii)    sole power to dispose or to direct the disposition of: 520,000
                         (iv)    shared power to dispose or to direct the disposition of: 1,973,598

Item 5.        Ownership of Five Percent or Less of a Class

                        Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

                   Shares beneficially owned by the reporting person include: (i) 1,973,598 shares of Class A common stock held by the reporting person as a co-trustee of four trusts; and (ii) 520,000 shares of Class A common stock held by the reporting person as the sole trustee of two trusts.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                   Parent Holding Company

                        Not applicable.

Item 8.        Identification and Classification of Members of the Group

                        Not applicable.

Item 9.        Notice of Dissolution of Group

                       Not applicable.

Item 10.      Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 293639100 Page 5 of 5

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2009 Date /s/ Edwin R. Boynton Signature Edwin R. Boynton Name/Title